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MindWalk Holdings Corp. (NASDAQ: HYFT) Launches ReefIQ™, a Biological Context Layer for AI Drug Discovery

ReefIQ turns fragmented biological data into governed, queryable context for AI-enabled drug discovery and biologics development.

Victoria, Canada, June 10, 2026 — MindWalk Holdings Corp. (“MindWalk”) (NASDAQ: HYFT), a bio-native AI company, today launched ReefIQ™, a HYFT-powered biological context layer for AI drug discovery and biologics development, that sits between client discovery data and AI reasoning workflows.

Biology is connected, but drug-discovery data is often fragmented across files, formats, systems, teams, and workflows. ReefIQ reconnects those representations before AI workflows act on them, linking fragmented data into MindWalk's biological representation foundation. Sequences, structures, assay outputs, omics, literature, evidence, provenance, and program history are transformed into a governed, queryable connected biological context for AI-enabled discovery.

"In life-sciences AI, the durable advantage is not the model a team licenses but the biological context it can reason over. Biology is connected by evolutionary constraint; discovery data arrives fragmented across files and systems, and that gap is where insight is lost. ReefIQ is designed to close it, preserving what every program learns, including the programs that fail, as governed context rather than isolated files. In a regulated setting, that is what makes reasoning trustworthy, and trustworthy is what compounds into the clinic," said Dr. Jennifer Bath, PhD, CEO and President of MindWalk Holdings Corp.

LensAI and customer-selected agent models can then retrieve, analyze, and generate hypotheses from connected biological context rather than isolated files.

HYFT® is MindWalk’s core biological pattern technology. It provides the underlying biological representation foundation with explicit relationships across sequence, structure, function, mechanism, pathway, evidence, and literature.

ReefIQ™ is the client biological context layer built on HYFT. It harmonizes client discovery data, links it to MindWalk’s biological representation foundation, preserves provenance and program history, and exposes governed, queryable context to LensAI and customer-selected agent models.

LensAI™ is the reasoning and application layer. It uses ReefIQ’s connected biological context to support retrieval, analysis, target discovery, candidate diligence, hypothesis generation, and portfolio decision support.

HYFT powers the biological representation. ReefIQ organizes and governs the context. LensAI applies reasoning workflows.

Why this layer matters

Drug-discovery organizations generate valuable context in every program: positive results, negative results, assay conditions, design decisions, mechanism hypotheses, literature links, and reasons candidates did not advance. ReefIQ preserves that context as governed, queryable knowledge. As data are added, the network is enriched and its relationships and annotations are refined. Future programs benefit from the ever-compounding evidence and insights.

Inspired by cumulative biological systems

A reef grows by connecting what came before into a living structure. ReefIQ uses that metaphor for scientific knowledge: each dataset, result, program, and piece of evidence can become part of a governed context layer for future discovery.

“ReefIQ operationalizes the HYFT information network for drug discovery,” said Dirk Van Hyfte, MD, PhD, Chief Technology Officer of MindWalk. “HYFT provides the biological representation foundation, representing the complex relationships in biology; ReefIQ links customer data to that foundation and exposes governed context to LensAI and customer-selected agent models operating within agreed governance. The goal is to support retrieval, analysis, and hypothesis generation over connected biological context while preserving provenance, deployment flexibility, and customer-defined controls.”

What comes next

ReefIQ™ is designed to become the foundation for MindWalk's future life-sciences engagements: a HYFT-powered biological context layer beneath LensAI™ and client-selected model or agent workflows. The architecture supports flexible integration across data governance, model access, and compute deployment. LensAI is already in contracted, recurring arrangements with life-sciences customers today. Interested parties may request a private briefing through Investor Relations.

For more information about the technology, please visit: https://www.mindwalkai.com/reefiq

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a bio-native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require. Its proprietary HYFT® system powers ReefIQ™, the biological context layer for life sciences, a function-aware representation organized around HYFT pattern-objects that span sequence and structural biology, refined over 20 years of curation by a continuously evolving Knowledge Graph of 660 million biological patterns and 25 billion relationships, that enriches data at ingestion and compounds in analytical value with every program run on the platform. The LensAI™ platform operates on this infrastructure to enable target discovery, candidate diligence, and portfolio decision support, and to host the agentic AI workflows pharma is racing to deploy. MindWalk's architecture is designed so that the HYFT representation layer, not any individual AI model, is the durable, compounding competitive asset.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by terms such as "expects," "intends," "plans," "anticipates," "believes," "estimates," "targets," or similar expressions. Forward-looking statements in this press release include, without limitation, statements regarding: the launch and branding of ReefIQ, the Company's biological context layer for life sciences, including trademark clearance of the product name; the characterization of ReefIQ as a HYFT-powered biological context layer that sits between client discovery data and AI reasoning workflows, of HYFT as the technology that powers the biological representation, and of LensAI as the reasoning and application layer that operates over that context; the description of an architecture intended to support flexible integration across data governance, model access, and compute deployment in regulated life-sciences workflows; the characterization of the Knowledge Graph's scale (660 million biological patterns and 25 billion relationships) and of ReefIQ enrichment as compounding in analytical value over time; statements regarding contracted, recurring arrangements with life-sciences customers; and the Company's business development objectives.

Forward-looking statements are based on management's current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: risks relating to the branding, market acceptance, and commercial outcomes of ReefIQ, including trademark availability and clearance for the ReefIQ name; the build-out and certification of compliance capabilities for regulated workloads; the ability to convert engagement into contracted arrangements; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; the ability to enter into pharmaceutical, infrastructure, or other partnership arrangements; competition; intellectual property risks; regulatory determinations; and capital markets conditions. Additional information is available in MindWalk's Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Trademarks: HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™, ReefIQ™, HYFT Base™, HYFT Matrix™, HYFT Prime™, and B cell Llama™ are trademarks of MindWalk Holdings Corp. or its subsidiaries.

Source: MindWalk Holdings Corp.

Contacts: Investor Relations, Louie Toma, CPA, CFA, Managing Director, CoreIR, investors@mindwalkai.com